EXHIBIT 7.1

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

STATEMENT RE COMPUTATION OF RATIOS

		December 31,	December 31,	December 31,	December 31,	December 31,
(In millions of euro)		2009	2008	2007	2006	2005

Adjusted EBITDA
Profit attributable to shareholders of the Group		€399.2	€227.6	€472.3	€333.7	€308.1
Profit attributable to minority interests		22.4	12.3	14.5	7.5	12.3
Tax		142.5	106.4	128.4	89.9	86.6
Share of results of equity investments		1.9	(0.1)	1.6	(0.4)	(0.9)
Finance income		(9.4)	(16.9)	(11.7)	(11.0)	(3.7)
Finance costs		82.2	125.3	97.5	87.4	58.5

Operating profit		638.8	454.6	702.6	507.1	460.9
Add:	Depreciation of property, plant and equipment	360.7	365.4	354.0	329.1	315.3
Add:	Amortization of and adjustments to intangible assets	6.9	4.9	4.2	10.2	27.1
Add:	Impairment of property, plant and equipment	—	—	—	24.5	0.9
Add:	Impairment of intangible assets	—	189.0	—	—	—
Add:	Stock option compensation	6.4	9.3	5.8	4.0	3.6
Add:	Non-recurring items	6.5	15.8	—	—	—
Add:	Other non-cash items	—	—	—	—	—
Adjusted EBITDA		€1,019.3	€1,039.0	€1,066.6	€874.9	€807.8

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RETURN ON INVESTED CAPITAL

		December 31,	December 31,	December 31,
	(In millions of euro, except percentages)	2009	2008	2007

	Tax Shield:
	Finance costs	€82.2	€(125.3)	€(97.5)
	Greek statutory tax rate	25%	25%	25%
		€(20.6)	€(31.3)	€(24.4)
	Amended Income Statement
	Operating profit	€638.8	€454.6	€702.6
Add:	Share of results of equity investments	(1.9)	0.1	(1.6)
Less:	Tax	(142.5)	(106.4)	(128.4)
Less:	Tax shield	(20.6)	(31.3)	(24.4)
		€473.8	€317.0	€548.2

	Capital Employed
	Cash and cash equivalents	(232.0)	€(724.6)	€(197.0)
	Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	236.0	448.2	259.2
	Current portion of long-term borrowings	1.1	391.6	3.1
	Current finance lease obligations	69.9	81.5	54.0
	Long-term borrowings, less current portion	2,010.3	1,761.3	1,471.2
	Long-term finance lease obligations	90.3	132.0	111.2
	Net debt	2,175.6	2,090.0	1,701.7
	Shareholders’ equity	2,493.2	2,840.7	2,956.8
	Capital employed	4,668.8	€4,930.7	€4,658.5

	Return on Invested Capital (ROIC)	10.1%	6.4%	11.8%

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RATIO OF EARNINGS TO FIXED CHARGES

	December 31,	December 31,	December 31,	December 31,	December 31,
(In millions of euro, except ratios)	2009	2008	2007	2006	2005

Earnings
Profit before tax	€564.1	€346.3	€615.2	€431.1	€407.0
Add: fixed charges	115.9	158.2	128.5	109.3	72.7
Less: interest capitalized	(4.3)	(6.4)	(5.3)	(4.1)	(3.1)
Total earnings	675.7	€498.1	€738.4	€536.3	€476.6

Fixed charges
Finance costs	€4.8	€4.7	€1.1	€2.8	€4.5
Interest on bank loans and overdrafts	66.4	105.3	91.8	81.1	49.4
Interest on other loans	0.7	0.4	0.4	1.2	0.4
Interest on finance leases	10.8	14.7	10.4	6.6	2.5
Rental expense on operating leases *	33.2	33.1	24.8	17.6	15.9
Total fixed charges	€115.9	€158.2	€128.5	€109.3	€72.7

Ratio of Earnings to Fixed Charges	5.8	3.1	5.7	4.9	6.6

*                 Rental expense on operating leases has been determined as the 1/3 of rental expense for each year, which we consider to be a reasonable approximation of the interest factor.